

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2010

Jonathan Martin
Chief Executive Officer
Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

> **Re: Auto Search Cars, Inc.**
> **Registration Statement on Form S-4/A No. 2**
> **Filed May 27, 2010**
> **File No. 333-164879**

Dear Mr. Martin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   On page 40, you disclose that Curaxis shareholders will own 89% of Auto Search shares upon completion of the Merger, while on page F-24, you disclose that Curaxis shareholders will own 91% of Auto Search shares and on page PF-4, you disclose that Curaxis shareholders will own 85% of Auto Search shares upon completion of the Merger. In addition on page 40, you disclose that 71,667,902 shares will have been issued once the Merger becomes effective, while on page PF-6 you disclose that 71,817,370 shares will be outstanding upon completion of the Merger. Please revise to make these percentages and amounts consistent throughout your filing or explain to us why they differ.

Material United States Federal Income Tax Consequences, page 42

2.   We note your revisions to this disclosure based on our prior comment 6. However, your disclosure here, and the tax opinion of Mr. Wigg-Maxwell, still refer to counsel's

conclusions regarding the merger, rather than the transaction. Please revise your disclosure, and the accompanying tax opinion, to discuss counsel's conclusions as to the material tax consequences of the transaction that is the subject of this registration statement.

3. The discussion of the tax opinion should address all material consequences. Please revise the first sentence to delete the word "certain."

4. Please identify the representations that form the basis for the tax opinion and describe the qualifications and limitations contained in the tax opinion.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Donald Abbott at 202-551-3608 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mike Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Joseph M. Lucosky, Esq.
        Anslow & Jaclin, LLP
        195 Route 9 South, Suite 204
        Manalapan, NJ 07726
        Tel: (732) 409-1212
        Fax: (732) 577-1188